# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

### September 17, 2008
*Date of report (Date of earliest event reported)*



# Petroleum Development Corporation
*Exact Name of Registrant as Specified in Charter*

| **Nevada** | **0-7246** | **95-2636730** |
|---|---|---|
| *State or Other Jurisdiction of Incorporation* | *Commission File Number* | *IRS Employer Identification Number* |

### 120 Genesis Boulevard, Bridgeport, WV  26330
*Address of Principal Executive Offices*

### 304-842-3597
*Registrant's telephone number, including area code*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]  Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

### No Change
*Former Name or Former Address, if Changed Since Last Report*

**Item 8.01.        Other Events**

On September 17, 2008, Petroleum Development Corporation announced that it has no hedging or other contractual counterparty exposure to Lehman Brothers Holdings, Inc., its subsidiaries, or its affiliates.

In addition, on September 18, 2008, Petroleum Development Corporation announced a change in their corporate Headquarters from Bridgeport, West Virginia, to Denver, Colorado, effective March 1, 2009.

A copy of the Press Releases are attached as Exhibit 99.1 and Exhibit 99.2 respectively and incorporated herein by reference.

**Item 9.01.  Financial Statements and Exhibits.**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release, dated September 17, 2008 - Petroleum Development Corporation Announces No Counterparty Exposure to Lehman Brothers Holdings, Inc., or its Affiliates |
| 99.2 | Press Release, dated September 18, 2008 - Petroleum Development Corporation Changes Official Headquarters; Employment at Bridgeport Office Expected to Continue to Grow |


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**PETROLEUM DEVELOPMENT CORPORATION**

Date:   September 19, 2008

By:     /s/ Richard W. McCullough

     Richard W. McCullough
    President and Chief Executive Officer



# *NEWS* *FROM*

# Petroleum Development Corporation

**FOR IMMEDIATE RELEASE:** September 17, 2008
**CONTACT:** Celesta Miracle - (304) 842-3597  http://www.petd.com

## Petroleum Development Corporation Announces No Counterparty Exposure to Lehman Brothers Holdings, Inc., or its Affiliates

**BRIDGEPORT, WEST VIRGINIA:** Petroleum Development Corporation (NASDAQ/GSM: PETD) announced today that it has no hedging or other contractual counterparty exposure to Lehman Brothers Holdings Inc., its subsidiaries or its affiliates.  Petroleum Development Corporation's current hedges are only with those banks that participate in the Company's secured credit facility.  See our 8-K filed with the SEC on July 21, 2008 for the most recent list of banks in our credit group.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the exploration, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian and Michigan Basins. PDC is included in the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of Companies in 2003.

### 

**120 Genesis Boulevard • Bridgeport, West Virginia 26330 • (304) 842-3597**



# *NEWS* *FROM*
# Petroleum Development Corporation

**FOR IMMEDIATE RELEASE:** September 18, 2008
**CONTACT:** Celesta M. Miracle - (304) 842-3597 ~ http://www.petd.com

## Petroleum Development Corporation Changes Official Headquarters; Employment at Bridgeport Office Expected to Continue to Grow

**Bridgeport, West Virginia:** Petroleum Development Corporation (NASDAQ/GSM:PETD) (PDC) announced today that it is changing the official corporate headquarters to Denver, Colorado, effective March 1, 2009.

Richard W. McCullough, PDC's President and Chief Executive Officer noted, "This action is based on our successful efforts in recent years to expand nationally. In fact, over 80% of PDC's total production is in the Rockies and many of our key operating personnel are already located in Denver. The need for a majority of executive management and certain other key employees to be in Denver near our largest asset base and in a national oil and gas hub, is critical for recruiting, networking and continuing to position the Company in the mainstream of the industry for continued growth and success."

In addition to the CEO position, a limited number of Bridgeport employees are expected to make the move to Denver in the foreseeable future, while the Company's accounting, eastern operations management, gas and oil marketing, human resources, information technology and other key functions are expected to continue to be based in Bridgeport.

"PDC has been an integral part and supporter of the Bridgeport, West Virginia, community and the surrounding region over the last 40 years and expects to remain so in the future," Richard McCullough added. "As we continue to expand our operations in the east and elsewhere in the country, we anticipate the size of the total work force in the Bridgeport office to continue growing. As evidenced by our purchase last fall of Castle Gas in Pennsylvania and our renewed focus on drilling operations in the area, we remain committed to growing our Appalachian assets and Bridgeport is expected to continue to be the center of our Eastern team as well as the Eastern Regional Headquarters for the Company."

PDC currently has 309 full time employees, including 95 in the Bridgeport office.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the exploration, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian and Michigan Basins. PDC is included in the S&P SmallCap 600 and the Russell 3000 Indexes of Companies.

Forward-Looking Statements
Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included herein are forward-looking statements. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in PDC's reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.

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